   EXHIBIT 12

SBC COMMUNICATIONS INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

Three Months Ended June 30,	Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

Income Before Income Taxes, Extraordinary Items
and Cumulative Effect of Accounting Changes*	$3,929	$5,142	$7,936	$8,871	$10,195	$12,095	$10,382
Add: Interest Expense	467	693	1,242	1,382	1,599	1,592	1,430
Dividends on Preferred Securities	11	12	22	24	57	118	118
1/3 Rental Expense	67	70	140	195	266	252	236

Adjusted Earnings	$4,474	$5,917	$9,340	$10,472	$12,117	$14,057	$12,166

Total Interest Charges	$483	$710	$1,279	$1,440	$1,718	$1,693	$1,511
Dividends on Preferred Securities	11	12	22	24	57	118	118
1/3 Rental Expense	67	70	140	195	266	252	236

Adjusted Fixed Charges	$561	$792	$1,441	$1,659	$2,041	$2,063	$1,865

Ratio of Earnings to Fixed Charges	7.98	7.47	6.48	6.31	5.94	6.81	6.52

*Undistributed earnings on investments accounted for under the equity method have been excluded.